SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

Bayer Aktiengesellschaft
Bayer Corporation*
(Translation of registrant’s name into English)

Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  N/A

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  N/A

     Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

* Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Interim Report for the Third Quarter
Stockholders’ Newsletter 2004
Upward trend at Bayer continues
Third-Quarter Net Sales by Region and Segment
Performance by Region
Performance by Subgroup
Notes to the Interim Report for the Third Quarter of 2004
SIGNATURE

Interim Report for the Third Quarter

Stockholders’ Newsletter 2004

Interim Report for the Third Quarter

Bayer Group Key Data

€ million

	3rd Quarter			First Three Quarters			Full Year
	2003	2004	Change	2003	2004	Change	2003
			%			%
Net sales	6,834	7,065	+3.4	21,446	22,010	+2.6	28,567
of which discontinuing operations	1,565	1,642		4,818	5,022		6,389

Change in sales
Volume	+4%	+5%		+4%	+7%		+5%
Price	+3%	+2%		+1%	+1%		0%
Currency	-11%	-4%		-11%	-4%		-9%
Portfolio changes	+1%	0%		+5%	-1%		0%

EBITDA[1]	774	809	+4.5	3,698	3,323	-10.1	3,616

Operating result (EBIT)	42	244	•	1,613	1,588	-1.5	(1,119)
of which discontinuing operations	(51)	(3)		(104)	114		(1,639)
of which special items	(83)	(139)		189	(282)		(2,585)

Return on sales	0.6%	3.5%		7.5%	7.2%		(3.9)%

Non-operating result	(232)	(190)	+18.1	(622)	(625)	-0.5	(875)

Net income (loss)	(123)	34	•	591	562	-4.9	(1,361)
Earnings per share (€)	(0.17)	0.05		0.81	0.77		(1.86)

Gross cash flow[2]	573	700	+22.2	2,903	2,515	-13.4	2,865

Net cash flow[3]	1,188	654	-44.9	2,310	1,501	-35.0	3,293

Capital expenditures	384	289	-24.7	1,184	711	-39.9	1,739

Research and development expenses	636	501	-21.2	1,758	1,513	-13.9	2,404

Depreciation and amortization	732	565	-22.8	2,085	1,735	-16.8	4,735

Number of employees (as of September 30)				117,300	113,800	-3.0	115,400
Personnel expenses	1,919	1,758	-8.4	5,835	5,466	-6.3	7,906

1)	EBITDA = operating result (EBIT) plus depreciation and amortization
2)	Gross cash flow = operating result (EBIT) plus depreciation and amortization, less gains on retirements of noncurrent assets, less income taxes, and adjusted for changes in pension provisions
3)	Net cash flow = cash flow from operating activities according to IAS 7
2003 figures restated (for details see Notes, page 32 f)

Bayer Stockholders’ Newsletter 2004 (F) / 1

Interim Report for the Third Quarter

Upward trend at Bayer continues

•	Currency- and portfolio-adjusted sales rise by 7 percent

•	EBIT before special items triples

•	Litigation impacts EBIT by €76 million

•	Reported EBIT climbs from €42 million to €244 million

•	Group net income up by €157 million from minus €123 million to €34 million

•	Increased full-year forecasts for sales and underlying EBIT

Sales and Earnings

Bayer’s sales and earnings showed further growth in the third quarter of 2004. We are particularly pleased by this, as it means we more than offset the drop in sales of our anti-infective Cipro® after its patent expired in the United States, along with the sharp rise in raw material costs and continuing adverse currency effects.

Sales of the Bayer Group rose by 3.4 percent to €7,065 million in the third quarter of 2004, or by 7.3 percent when adjusted for the effects of currency translations and portfolio changes. This gratifying growth was attributable to price and volume increases in our industrial businesses, which more than offset the expected decline in sales of Cipro®.

Group EBIT improved considerably in the third quarter, advancing by €202 million to €244 million. Here, a marked recovery in business activity and our efforts to contain costs and improve efficiency compensated for the lower returns on Cipro® and the considerable rise in raw material costs. Lower depreciation and amortization also had a positive effect. EBIT of all subgroups, particularly HealthCare and MaterialScience, improved considerably. EBIT of CropScience was negative as expected for seasonal reasons.

Bayer Stockholders’ Newsletter 2004 (F) / 2

Interim Report for the Third Quarter

Before special items of minus €139 million (2003: minus €83 million), Group EBIT gained strongly in the third quarter, increasing from €125 million to €383 million. The special items included litigation-related expenses totaling €76 million. The company successfully continued its settlement policy regarding Lipobay/Baycol in the third quarter. After more than three years of litigation we are currently aware of fewer than 100 pending cases in the United States that in our opinion hold a potential for settlement, although we cannot rule out the possibility that additional cases involving serious side effects from Lipobay/Baycol may come to our attention. A €31 million charge to the operating result was taken in the third quarter of 2004 in light of settlements already concluded or expected to be concluded and anticipated defense costs. In connection with product liability lawsuits relating to phenylpropanolamine (PPA), a €12 million provision was recorded in the third quarter for possible settlements and further expected defense costs. Other litigation-related expenses resulted mainly from an antitrust suit in the MaterialScience field involving polyester polyols, in which an agreement was reached with the U.S. antitrust authorities in the third quarter. The special items also included in particular a €40 million charge for establishing an environmental provision for Lanxess, a €36 million charge relating to the strategic alliance with Schering-Plough and €18 million for the planned stock-market listing of Lanxess. These charges were partially offset by one-time income of €39 million from the sale of a license in HealthCare.

EBITDA increased by 4.5 percent year on year to €809 million, and by 12.1 percent to €928 million before special items.

With a non-operating result of minus €190 million, income before income taxes for the third quarter amounted to €54 million. After income taxes of €32 million and minority stockholders’ interest, net income came to €34 million.

The Bayer Group also posted a gratifying operating performance for the first three quarters as a whole. Sales advanced by 2.6 percent, or by 8.0 percent when adjusted for currency translations and portfolio changes. EBIT before special items grew by 31.3 percent to €1,870 million, and EBITDA before special items was up by 2.9 percent. Net income in the first nine months declined by 4.9 percent year on year, to €562 million.

Bayer Stockholders’ Newsletter 2004 (F) / 3

Interim Report for the Third Quarter

Subsequent Events

At the Extraordinary Stockholders’ Meeting of Bayer AG on November 17, 2004, the stockholders approved the Spin-Off and Acquisition Agreement of September 22, 2004 between Bayer AG and Lanxess AG. The spin-off will take legal effect upon its entry into the commercial register for Bayer AG. For every 10 shares he or she holds in Bayer at the time the spin-off takes effect, each stockholder will receive one Lanxess share in addition. The allotment of Lanxess shares will be based on the number of shares in the shareholder’s securities deposit account on that date. It is intended that Lanxess shares be admitted to the Prime Standard segment of the Frankfurt Stock Exchange. A total of 73,034,192 shares of Lanxess AG will be issued to Bayer AG stockholders.

The European Commission has approved, subject to minor conditions, Bayer AG’s plans to acquire the Consumer Health activities of the Roche group, Switzerland. The volume of the transaction is €2.4 billion. Bayer intends to take over Roche’s global business in prescription-free medicines — except in Japan — and integrate it into the Consumer Care Division of its Bayer HealthCare subgroup, assuming full operational control by the end of the first half of 2005. Control of most of the business is expected to pass to Bayer at the start of 2005. The acquisition comprises Roche’s OTC (over-the-counter) drugs business, including consumer brands such as Rennie® and Bepanthen®, along with vitamins and nutritional supplements.

Outlook

In light of the continuing uptrend in our business in the third quarter, we are increasing our full-year forecasts for sales and underlying EBIT. We now expect sales for 2004 as a whole to grow by about the same percentage as in the first three quarters. Our target of improving underlying EBIT by more than 10 percent compared with last year was already achieved in the first nine months. EBIT before special items for that period, at €1,870 million, exceeded the full-year 2003 figure by 27.6 percent. For the fourth quarter, too, we expect to report positive underlying EBIT well above the level of the same quarter of last year despite the continuing high raw material costs.

We also reaffirm our goal for the full year 2004 of improving EBITDA by more than 10 percent compared with 2003.

Bayer Stockholders’ Newsletter 2004 (F) / 4

Interim Report for the Third Quarter

Bayer Stockholders’ Newsletter 2004 (F) / 5

Interim Report for the Third Quarter

Third-Quarter Net Sales by Region and Segment

	Europe			North America			Asia/Pacific
			Change			Change			Change
			in local			in local			in local
		Change	currencies		Change	currencies		Change	currencies
	€ million	%	%	€ million	%	%	€ million	%	%
Pharmaceuticals/Biological Products	365	+4.9	+4.4	350	-37.7	-33.3	214	+3.4	+7.6
Consumer Care/Diagnostics	283	+6.4	+6.6	389	-2.3	+5.3	74	+4.2	+6.4
Animal Health	57	-3.4	-2.0	77	-8.3	-0.9	31	0.0	+2.6
CropScience	343	-7.8	-7.7	217	-8.1	-2.7	214	-5.3	-0.8
Materials	353	+12.4	+13.1	174	+13.0	+22.7	252	+34.0	+41.3
Systems	654	+28.0	+28.0	367	-0.5	+7.2	227	+28.2	+34.6
Lanxess	739	+2.9	+3.0	337	-0.3	+6.7	247	+14.4	+18.1

Total region (incl. reconciliation)	2,962	+8.4	+8.2	1,912	-11.2	-4.3	1,259	+12.5	+17.8

Third-Quarter Net Sales by Region and Segment

	Latin America/Africa/Middle East			Total Segment
			Change			Change
			in local			in local
		Change	currencies		Change	currencies
	€ million	%	%	€ million	%	%
Pharmaceuticals/Biological Products	96	+3.2	+12.1	1,025	-15.3	-12.0
Consumer Care/Diagnostics	104	-3.7	+5.6	850	+0.6	+5.9
Animal Health	30	-3.2	+4.0	195	-4.4	+0.1
CropScience	350	+20.3	+27.6	1,124	-0.1	+3.9
Materials	60	+25.0	+30.0	839	+19.2	+24.0
Systems	141	+12.8	+18.9	1,389	+17.4	+21.5
Lanxess	148	+12.1	+17.2	1,471	+4.6	+7.5

Total region (incl. reconciliation)	932	+12.4	+19.5	7,065	+3.4	+7.2

Bayer Stockholders’ Newsletter 2004 (F) / 6

Interim Report for the Third Quarter

Performance by Region

Sales in the individual regions were as shown above.

The main factors in the regional development of our business were as follows:

In North America, sales of the Pharmaceuticals and Biological Products segment dropped by 33.3 percent in local currencies due to generic competition for Cipro®.

In Latin America, growth remained particularly strong in the crop protection market. Increased acreages and higher demand for seed treatment products and soil insecticides boosted currency-adjusted sales of CropScience in the Latin America/Africa/Middle East region as a whole by 27.6 percent.

Our business in products sold to manufacturing industry benefited from the general economic upswing, with MaterialScience and Lanxess posting major increases in Asia/Pacific due to dynamic growth in the plastics and electronics industries. The sharp increase in business in the Systems segment in Europe compared with the third quarter of last year resulted mainly from sales of styrene manufactured in a new facility that did not come on stream until the end of 2003.

Group sales in Germany grew by 2.0 percent year on year to €1,004 million.

Bayer Stockholders’ Newsletter 2004 (F) / 7

Interim Report for the Third Quarter

Performance by Subgroup

Our business activities are grouped in the Bayer HealthCare, Bayer CropScience, Bayer MaterialScience and Lanxess subgroups, comprising the following reporting segments:

Subgroup	Segments
HealthCare	Pharmaceuticals/Biological Products; Consumer Care/Diagnostics; Animal Health
CropScience	CropScience
MaterialScience	Materials; Systems
Lanxess	Lanxess

Bayer Stockholders’ Newsletter 2004 (F) / 8

Interim Report for the Third Quarter

	3rd Quarter			First Three Quarters
Bayer HealthCare	2003	2004	Change	2003	2004	Change
€ million			%			%
Net sales	2,259	2,070	-8.4	6,571	6,302	-4.1
of which discontinuing operations	159	171		452	481

EBITDA*	368	392	+6.5	1,491	1,113	-25.4
of which discontinuing operations	(9)	21		(18)	55

Operating result (EBIT)	224	266	+18.8	1,098	760	-30.8
of which discontinuing operations	(16)	1		(39)	23
of which special items	(26)	(52)		270	(52)

Gross cash flow*	331	264	-20.2	1,243	733	-41.0
of which discontinuing operations	(14)	22		(19)	55

Net cash flow*	238	239	+0.4	683	602	-11.9
of which discontinuing operations	(5)	(3)		(47)	(28)

*	for definition see Bayer Group Key Data on page 1

Bayer HealthCare

Sales of the Bayer HealthCare subgroup declined by 8.4 percent in the third quarter to €2,070 million, or by 4.2 percent when adjusted for currency translations and portfolio changes. EBIT before special items climbed by €68 million, or 27.2 percent, to €318 million. Sales for the first nine months as a whole were down by 4.1 percent, to €6,302 million, with currency- and portfolio adjusted sales increasing by 1.4 percent.

	3rd Quarter			First Three Quarters
Pharmaceuticals/Biological Products	2003	2004	Change	2003	2004	Change
€ million			%			%
Net sales	1,210	1,025	-15.3	3,531	3,241	-8.2
of which discontinuing operations	159	171		452	481
Pharmaceuticals	913	712	-22.0	2,724	2,362	-13.3
Biological Products	297	313	+5.4	807	879	+8.9

EBITDA*	112	146	+30.4	576	471	-18.2
of which discontinuing operations	(9)	21		(18)	55

Operating result (EBIT)	44	86	+95.5	397	315	-20.7
of which discontinuing operations	(16)	1		(39)	23
of which special items	(44)	(40)		(47)	(40)

Gross cash flow*	101	102	+1.0	465	299	-35.7
of which discontinuing operations	(14)	22		(19)	55

Net cash flow*	85	95	+11.8	40	179	•
of which discontinuing operations	(5)	(3)		(47)	(28)

*	for definition see Bayer Group Key Data on page 1

Bayer Stockholders’ Newsletter 2004 (F) / 9

Interim Report for the Third Quarter

	3rd Quarter		Change	First Three Quarters		Change
Best-Selling			in local			in local
Bayer HealthCare Products	2004	Change	currencies	2004	Change	currencies
€ million		%	%		%	%
Ciprobay®/Cipro® (Pharmaceuticals)	149	-55.1	-53.9	632	-43.1	-40.1
Adalat® (Pharmaceuticals)	163	-2.4	0.0	503	-0.4	+2.2
Ascensia® product line (Diagnostics)	174	+9.4	+7.5	467	+10.9	+13.1
Aspirin®
(Consumer Care/Pharmaceuticals)	158	+3.9	+7.2	451	+3.0	+7.5
Kogenate® (Biological Products)	142	+1.4	+3.6	398	+12.1	+14.9
ADVIA Centaur® System (Diagnostics)	107	+9.2	+15.3	323	+16.2	+21.6
Gamimune® N/Gamunex® (Biological Products)	86	+4.9	+13.4	244	+10.9	+19.1
Avalox®/Avelox® (Pharmaceuticals)	64	+18.5	+24.1	223	+15.5	+22.3
Glucobay® (Pharmaceuticals)	70	-2.8	0.0	213	+2.9	+6.8
Advantage®/Advantix® (Animal Health)	61	+19.6	+27.5	173	+9.5	+17.1
Levitra® (Pharmaceuticals)	45	-48.9	-46.6	151	+36.0	+43.2
Prolastin® (Biological Products)	44	+10.0	+20.0	124	0.0	+7.3
Trasylol® (Pharmaceuticals)	48	+33.3	+44.4	121	+15.2	+24.8
Baytril® (Animal Health)	41	-4.7	0.0	114	-13.6	-9.1
Canesten® (Consumer Care)	36	-2.7	0.0	106	+1.0	+3.8

Total	1,388	-10.5	-7.4	4,243	-4.9	-0.7

Proportion of Bayer HealthCare sales	67.1%			67.3%

Pharmaceuticals/Biological Products
Third-quarter sales of the Pharmaceuticals Division declined by €201 million, or 22.0 percent, to €712 million, largely because of the expiration of the U.S. patent on our anti-infective Cipro®. Sales of Ciprobay®/Cipro® (active ingredient: ciprofloxacin) fell by a total of €183 million, or 55.1 percent, compared with the same period of last year. Our once-daily formulation Cipro® XR had gained a 15 percent share of ciprofloxacin prescriptions in the United States by the end of the third quarter.

Sales of Levitra® rose by €5 million from the second quarter of this year, to €45 million. The market for erectile dysfunction products continued to feature inventory reductions by wholesalers and a high level of sample-product distribution. A comparison with the third quarter of 2003 is not meaningful since sales in that period were boosted by initial inventory buildup in connection with the product’s introduction in the United States. Levitra® increased its share of both the world market and the U.S. market to 12 percent.

Avalox®/Avelox® (respiratory infections), Aspirin® Cardio (myocardial infarction and stroke prophylaxis) and Trasylol® (used in open heart surgery) continued to show good growth.

Bayer Stockholders’ Newsletter 2004 (F) / 10

Interim Report for the Third Quarter

In the field of cancer research, we presented encouraging Phase II study results for our developmental product BAY 43-9006 in patients with advanced liver cancer. This substance is currently in Phase III of clinical testing for the treatment of advanced renal cell carcinoma. BAY 43-9006 also received orphan drug status from both the European Commission and the U.S. Food and Drug Administration for the treatment of renal cell carcinoma. The benefits of this status include market exclusivity rights for this indication for ten years in the E.U. and seven years in the United States, provided that certain requirements are met. Orphan drug status is intended to incentivize the development of drugs to treat diseases affecting comparatively small numbers of people.

Phase IIb studies with our Factor Xa inhibitor BAY 59-7939, which is being developed for prevention and therapy of thrombotic diseases, have not yet been completed. Phase I studies completed to date demonstrated that the highly potent, direct Factor Xa inhibitor for oral administration can effectively inhibit coagulation. We have discontinued clinical studies involving the cancer drug taxane, as the substance did not satisfy the clinical target profile defined at the start of its development.

The Biological Products Division increased its sales by 5.4 percent in the third quarter, to €313 million, with our hemophilia drug Kogenate® and the plasma products both contributing to this positive performance. While Kogenate® sales grew particularly in Europe and Asia, business with our plasma products was especially successful in North America. Negotiations with potential acquirers of the plasma business, which is listed under discontinuing operations, are expected to be concluded shortly.

EBIT of the Pharmaceuticals/Biological Products segment rose by €42 million to €86 million. EBIT before special items improved by €38 million, or 43.2 percent, to €126 million. Special items in the third quarter consisted chiefly of €36 million in expenses for establishing the pharmaceutical alliance with U.S.-based Schering-Plough Corporation, along with €31 million in litigation-related charges. These negative special items were partially offset by a €39 million one-time gain from the sale of a license to Alcon Laboratories, Inc. of the United States. The drop in EBIT of the Pharmaceuticals Division due to expiration of the U.S. patent on Cipro® was more than offset by the favorable earnings trends for our other pharmaceutical products and in the Biological Products Division.

Bayer Stockholders’ Newsletter 2004 (F) / 11

Interim Report for the Third Quarter

	3rd Quarter			First Three Quarters
Consumer Care/Diagnostics	2003	2004	Change	2003	2004	Change
€ million			%			%
Net sales	845	850	+0.6	2,443	2,463	+0.8
Consumer Care	363	347	-4.4	1,053	1,006	-4.5
Diagnostics	482	503	+4.4	1,390	1,457	+4.8
Diagnostics Professional Testing Systems	314	324	+3.2	942	967	+2.7
Diagnostics Self Testing Systems	168	179	+6.5	448	490	+9.4

EBITDA*	205	183	-10.7	764	490	-35.9
Operating result (EBIT)	136	122	-10.3	572	310	-45.8
of which special items	18	(12)		315	(12)

Gross cash flow*	183	132	-27.9	641	345	-46.2

Net cash flow*	93	105	+12.9	541	339	-37.3

*	for definition see Bayer Group Key Data on page 1

Consumer Care/Diagnostics

In the Consumer Care Division, sales declined by 4.4 percent to €347 million, though they increased by 1.5 percent in local currencies. In Europe we grew sales, particularly in Italy and the United Kingdom, primarily by expanding the product ranges under existing brands. In the United States, products such as the pain-relievers Aleve® and Alka-Seltzer® and the cold remedy Alka-Seltzer Plus® turned in a good performance, while Aspirin® came under heavy competitive pressure.

Sales of the Diagnostics Professional Testing Systems Division grew by 3.2 percent, or by 6.7 percent in local currencies, with the United States, Europe and Japan contributing to the upward trend. The largest increases were recorded in the laboratory testing systems business, where currency-adjusted sales were up by 7.6 percent.

The Diagnostics Self Testing Systems Division, which markets blood glucose monitoring systems, increased sales by 6.5 percent in the third quarter, or by 13.1 percent in local currencies. The new Ascensia® Contour and Ascensia® Breeze systems contributed significantly to this improvement.

EBIT of the Consumer Care/Diagnostics segment moved back by €14 million to €122 million, with earnings growth in Diagnostics Self Testing Systems offset primarily by increased marketing costs in Consumer Care. EBIT before special items rose by €16 million, or 13.6 percent, to €134 million.

Bayer Stockholders’ Newsletter 2004 (F) / 12

Interim Report for the Third Quarter

	3rd Quarter			First Three Quarters
Animal Health	2003	2004	Change	2003	2004	Change
€ million			%			%
Net sales	204	195	-4.4	597	598	+0.2
EBITDA*	51	63	+23.5	151	152	+0.7
Operating result (EBIT)	44	58	+31.8	129	135	+4.7
of which special items	0	0		2	0
Gross cash flow*	47	30	-36.2	137	89	-35.0

Net cash flow*	60	39	-35.0	102	84	-17.6

*	for definition see Bayer Group Key Data on page 1

Animal Health
Sales of the Animal Health segment were down by 4.4 percent year-on-year, but remained steady in local currencies. We successfully launched our antiparasitic product Advantix® in additional European countries and our coccidiosis product Baycox® 5%.

EBIT of the Animal Health segment rose by €14 million, or 31.8 percent, to €58 million, which includes €8 million in proceeds from a real-estate sale.

	3rd Quarter			First Three Quarters
Bayer CropScience	2003	2004	Change	2003	2004	Change
€ million			%			%
Net sales	1,125	1,124	-0.1	4,353	4,498	+3.3
Crop Protection	948	956	+0.8	3,589	3,724	+3.8
Insecticides	335	300	-10.4	1,058	1,069	+1.0
Fungicides	185	223	+20.5	836	911	+9.0
Herbicides	317	306	-3.5	1,390	1,406	+1.2
Seed Treatment	111	127	+14.4	305	338	+10.8
Environmental Science	135	125	-7.4	555	527	-5.0
BioScience	42	43	+2.4	209	247	+18.2
EBITDA*	55	81	+47.3	932	978	+4.9
Operating result (EBIT)	(130)	(96)	+26.2	354	442	+24.9
of which special items	(25)	12		(40)	(29)
Gross cash flow*	(68)	143	•	602	682	+13.3

Net cash flow*	460	239	-48.0	1,003	585	-41.7

*	for definition see Bayer Group Key Data on page 1

Bayer Stockholders’ Newsletter 2004 (F) / 13

Interim Report for the Third Quarter

	3rd Quarter		Change	First Three Quarters		Change
Best-Selling			in local			in local
Bayer CropScience Products	2004	Change	currencies	2004	Change	currencies
€ million		%	%		%	%
Confidor®/Gaucho®/Admire®/Merit® (Insecticides/Seed Treatment/Environmental Science)	137	+6.2	+6.2	466	-1.9	+2.5
Folicur®/Raxil® (Fungicides/Seed Treatment)	88	+44.3	+45.9	300	+27.7	+32.3
Puma® (Herbicides)	32	+3.2	+3.2	174	0.0	+4.0
Basta®/Liberty® (Herbicides)	26	+18.2	+22.7	149	+21.1	+26.8
FLINT®/Stratego®/Sphere® (Fungicides)	36	•	•	148	+22.3	+28.1
Decis®/K-Othrine® (Insecticides/Environmental Science)	47	+9.3	+7.0	138	+8.7	+13.4
Betanal® (Herbicides)	10	+66.7	+66.7	126	0.0	+2.4
Fenikan® (Herbicides)	50	+6.4	+6.4	90	+2.3	+2.3
Temik® (Insecticides)	8	0.0	0.0	76	+31.0	+39.7
Hussar® (Herbicides)	13	+116.7	+116.7	73	+7.4	+8.8

Total	447	+23.5	+23.8	1,740	+9.1	+13.4

Proportion of Bayer CropScience sales	39.8%			38.7%

Bayer CropScience

Sales of the Bayer CropScience subgroup in the third quarter remained steady year on year at €1,124 million; currency- and portfolio-adjusted sales advanced by 3.0 percent. For the first three quarters as a whole, sales grew by €145 million, or 3.3 percent, to €4,498 million. Business improved by 9.5 percent in local currencies if the effects of portfolio changes are eliminated. EBIT for the nine-month period rose by 24.9 percent from €354 million to €442 million.

The Crop Protection Business Group increased third-quarter sales by 0.8 percent year on year, to €956 million. The gratifying rise in sales of fungicides and seed treatment products offset third-quarter declines in insecticides and herbicides. Our top products continued to develop well in all areas.

Sales of our Confidor®/Gaucho®/Admire®/Merit® product group expanded by 6.2 percent in the third quarter. The key factor in this growth was the seed treatment business, particularly for cereals and canola in Europe, and for corn, cereals and cotton in Latin America.

Bayer Stockholders’ Newsletter 2004 (F) / 14

Interim Report for the Third Quarter

Continuing high demand led to a 44.3 percent year-on-year jump in sales of our Folicur® fungicide, to €88 million. This was attributable to higher sales of the product in Brazil and Argentina for the control of Asian rust in the soybean season. In France we benefited from increasing sales of cereal fungicides.

Sales of our Basta® herbicide improved by 18.2 percent to €26 million in the third quarter due to continuing high demand for this product, particularly for use in Japan, South Korea and Taiwan as a non-selective herbicide for rice, vegetable and fruit crops.

Sales of our FLINT® fungicide quadrupled year on year, expanding by €27 million to €36 million. Much of this growth was attributable to good business in North and South America. Sales of our formulations Sphere® and Stratego® for soybean crops in Brazil and Argentina developed particularly well.

In the Environmental Science Business Group, sales declined by 7.4 percent to €125 million, or by 3.2 percent in local currencies.

Sales of the BioScience Business Group rose by 2.4 percent to €43 million, mainly due to stronger sales of Invigor® canola seed in Canada.

EBIT of CropScience advanced by €34 million year on year in the third quarter, to minus €96 million. Before special items, EBIT was down by €3 million, or 2.9 percent. Negative currency effects were largely offset by an increase in volumes and synergies from the continued integration of the ACS business.

	3rd Quarter			First Three Quarters
Bayer MaterialScience	2003	2004	Change	2003	2004	Change
€ million			%			%
Net sales	1,887	2,228	+18.1	5,608	6,196	+10.5
EBITDA*	244	262	+7.4	799	909	+13.8
Operating result (EBIT)	45	119	+164.4	236	469	+98.7
of which special items	(12)	(27)		(63)	(27)
Gross cash flow*	216	163	-24.5	738	658	-10.8

Net cash flow*	394	(1)	•	731	192	-73.7

*	for definition see Bayer Group Key Data on page 1

Bayer Stockholders’ Newsletter 2004 (F) / 15

Interim Report for the Third Quarter

Bayer MaterialScience

In the third quarter of 2004, sales of Bayer MaterialScience rose by €341 million to €2,228 million, a gain of 18.1 percent; adjusted for currency translation and portfolio changes, business was up by 23.2 percent. EBIT before special items climbed by €89 million, or 156.1 percent. Reported EBIT improved by €74 million to €119 million, mostly due to strong earnings on polycarbonates and polyurethanes and also to lower depreciation and amortization resulting from the write-downs made in 2003. Sales in the first three quarters increased by 10.5 percent to €6,196 million. Adjusted for currency-and portfolio effects, sales climbed by 16.3 percent.

Materials
Third-quarter sales of the Materials segment rose by 19.2 percent year on year, to €839 million, or by 26.1 percent in local currencies.

Polycarbonates and H.C. Starck both shared significantly in this positive performance, achieving both prices and volume increases thanks to continuing high demand from the plastics and electronics industries. Sales of Wolff Walsrode advanced by 2.3 percent. Adjusted for currency effects and the sale of Walothen GmbH, business at Wolff Walsrode grew by 22.4 percent, due particularly to strong sales of methylcellulose to the construction industry.

EBIT of the Materials segment improved by €70 million from the same quarter of last year, to €76 million. This increase resulted largely from greater, demand-driven use of production capacities. The absence of one-time charges also contributed to the year-on-year growth in earnings. It was possible to pass part of the sharp increases in raw material costs along to customers.

	3rd Quarter			First Three Quarters
Materials	2003	2004	Change	2003	2004	Change
€ million			%			%
Net sales	704	839	+19.2	2,093	2,339	+11.8
Polycarbonates	435	516	+18.6	1,282	1,435	+11.9
Thermoplastic Polyurethanes	45	46	+2.2	135	138	+2.2
Wolff Walsrode	86	88	+2.3	255	246	-3.5
H.C. Starck	138	189	+37.0	421	520	+23.5
EBITDA*	76	131	+72.4	266	363	+36.5
Operating result (EBIT)	6	76	•	74	186	+151.4
of which special items	(3)	0		(15)	0
Gross cash flow*	66	89	+34.8	244	268	+9.8

Net cash flow*	114	25	-78.1	207	100	-51.7

*	for definition see Bayer Group Key Data on page 1

Bayer Stockholders’ Newsletter 2004 (F) / 16

Interim Report for the Third Quarter

	3rd Quarter			First Three Quarters
Systems	2003	2004	Change	2003	2004	Change
€ million			%			%
Net sales	1,183	1,389	+17.4	3,515	3,857	+9.7
Polyurethanes	818	1,021	+24.8	2,405	2,753	+14.5
Coatings, Adhesives, Sealants	299	311	+4.0	915	935	+2.2
Inorganic Basic Chemicals	55	52	-5.5	165	152	-7.9
Others	11	5	-54.5	30	17	-43.3
EBITDA*	168	131	-22.0	533	546	+2.4
Operating result (EBIT)	39	43	+10.3	162	283	+74.7
of which special items	(9)	(27)		(48)	(27)
Gross cash flow*	150	74	-50.7	494	390	-21.1

Net cash flow*	280	(26)	•	524	92	-82.4

*	for definition see Bayer Group Key Data on page 1

Systems
In the Systems segment, third-quarter sales were up by 17.4 percent to €1,389 million, or by 21.5 percent in local currencies.

Continuing high demand and price increases for MDI and polyether boosted polyurethane sales by 24.8 percent to €1,021 million. The third-quarter figures also included sales of styrene manufactured in a new facility that did not come on stream until the end of 2003. The TDI business was hampered by existing overcapacities.

The coatings, adhesives and sealants business improved by 4.0 percent to €311 million. While sales increased considerably in the Asia/Pacific and Latin America regions in particular, business in Europe was restrained.

Due to lower market prices for caustic soda compared to the previous year, sales of inorganic basic chemicals moved back by 5.5 percent. However, we succeeded in raising prices above the level of the second quarter.

Third-quarter EBIT of the Systems segment improved by €4 million to €43 million. Before special items, EBIT climbed by €22 million, or 45.8 percent, to €70 million. The special items mainly comprise a €27 million provision resulting from an agreement with the U.S. Department of Justice in connection with pricing agreements for polyester polyols. Earnings were boosted by high capacity utilization and successful cost-reduction measures. However, the sharp rise in raw material costs, particularly for benzene, could be only partially passed along to customers.

Bayer Stockholders’ Newsletter 2004 (F) / 17

Interim Report for the Third Quarter

	3rd Quarter			First Three Quarters
Lanxess	2003	2004	Change	2003	2004	Change
€ million			%			%
Net sales	1,406	1,471	+4.6	4,366	4,541	+4.0
Chemical Intermediates	259	271	+4.6	805	841	+4.5
Performance Chemicals	472	458	-3.0	1,442	1,412	-2.1
Engineering Plastics	317	386	+21.8	1,000	1,196	+19.6
Performance Rubber	328	338	+3.0	1,024	1,033	+0.9
Others	30	18	-40.0	95	59	-37.9
EBITDA*	78	60	-23.1	264	331	+25.4
Operating result (EBIT)	(35)	(4)	88.6	(65)	91	•
of which special items	(17)	(50)		(42)	(81)
Gross cash flow*	67	62	-7.5	222	286	+28.8

Net cash flow*	131	137	+4.6	8	153	•

*	for definition see Bayer Group Key Data on page 1

Lanxess

Sales of the Lanxess subgroup increased in the third quarter of 2004 by €65 million, or 4.6 percent, year on year to €1,471 million. Currency-adjusted sales grew by 7.5 percent. For the first three quarters as a whole, sales of Lanxess improved by 4.0 percent to €4,541 million, or by 7.0 percent in local currencies.

Third-quarter sales of the Chemical Intermediates business unit grew by 4.6 percent to €271 million, or by 6.8 percent before currency translation. While business in fine chemicals was down from the same quarter of last year, basic chemicals achieved growth in volumes. This business also had some success in passing on higher raw material costs to customers.

Sales of Performance Chemicals dipped by 3.0 percent to €458 million. Business in local currencies remained steady year on year. While sales of paper chemicals declined, sales of Rhein Chemie and material protection products were lifted by higher volumes.

Sales of Engineering Plastics advanced in the third quarter by 21.8 percent to €386 million. As in the previous quarters, the styrenics business played a major part in this growth through increases in prices and volumes. Semi-crystalline products also posted strong gains.

Performance Rubber sales rose by 3.0 percent to €338 million, with business up by 6.0 percent before currency translations. This encouraging sales performance resulted in large part from higher selling prices following increases in raw material costs.

Bayer Stockholders’ Newsletter 2004 (F) / 18

Interim Report for the Third Quarter

EBIT of the Lanxess segment improved by a substantial €31 million in the third quarter of 2004, to minus €4 million. Before special items, particularly a €40 million allocation to environmental provisions, EBIT grew by €64 million to €46 million. This increase was mainly attributable to higher demand, and partly also to lower depreciation and amortization resulting from the impairments carried out in 2003. On the other hand, the high raw material prices, particularly for benzene, styrene and toluene, put pressure on margins. We succeeded in passing part of the raw material price increases along to customers.

Liquidity and Capital Resources

	3rd Quarter		First Three Quarters
Cash Flow Key Data	2003	2004	2003	2004
€ million
Gross cash flow*	573	700	2,903	2,515
Changes in working capital	615	(46)	(593)	(1,014)
Net cash provided by (used in) operating activities (net cash flow)*	1,188	654	2,310	1,501
Net cash provided by (used in) investing activities	(272)	(243)	677	(28)
Net cash provided by (used in) financing activities	(465)	(465)	(1,558)	(1,600)

Change in cash and cash equivalents due to business activities	451	(54)	1,429	(127)

*	for definition see Bayer Group Key Data on page 1

Gross cash flow improved by €127 million, or 22.2 percent, to €700 million in the third quarter of 2004 due to higher EBITDA and lower income taxes. By contrast, the net cash flow dropped by €534 million, or 44.9 percent, from the high level of the previous year, to €654 million. The increase in working capital in our industrial segments was due both to the substantial growth in business and to the higher inventory value that resulted from the rise in raw material prices. This increase was only partially offset by the seasonal reduction in working capital at CropScience.

Depreciation and amortization amounted to €565 million in the third quarter and €1.7 billion for the first nine months as a whole. We expect depreciation and amortization for the full year to total €2.3 billion.

Net cash used in investing activities in the third quarter came to €243 million (2003: €272 million). Cash outflows of €289 million for additions to property, plant and equipment were partially offset by inflows from sales of noncurrent assets.

Bayer Stockholders’ Newsletter 2004 (F) / 19

Interim Report for the Third Quarter

The €465 million net cash used in financing activities resulted mainly from net loan repayments of €317 million and interest payments of €157 million.

Bayer has bolstered the financial position of Lanxess by purchasing a €200 million mandatory convertible bond from the new company. The bond was issued on September 15, 2004, and purchased in its entirety by Bayer. Since Lanxess AG is currently still part of the Bayer Group, intra-Group cash flows resulting from this transaction before the spin-off takes effect are not reflected. The issue, which reflects going market rates, has a maximum term of three years and the interest rate is 6 percent. Conversion to Lanxess shares is possible on July 20, 2005 at the earliest, but must take place at the end of the term at the latest. This does not affect the Bayer Group’s goal of divesting 100 percent of Lanxess through the planned spin-off. Neither company will hold shares of the other immediately following the spin-off, nor does Bayer intend to hold the shares it acquires through the conversion for the long term or use them to exert influence on Lanxess AG. Rather, Bayer intends to divest the shares so as to impact the market price as little as possible.

Cash and cash equivalents decreased by €56 million to €2,610 million. Including marketable securities and other instruments, the Group had liquid assets of €2,820 million on September 30, 2004.

Net debt of the Bayer Group on the same date amounted to €5,669 million, a decrease of €283 million from December 31, 2003.

Employees

On September 30, 2004 the Bayer Group had 113,800 employees, which was 200 more than on June 30, 2004, but 1,600 fewer than at the start of the year. Headcount was reduced by 1,400 in Europe and 700 in North America, while the number of employees rose by 300 in Latin America/Africa/Middle East and by 200 in Asia/Pacific. The Bayer Group had 117,300 employees on September 30 last year.

Personnel expenses decreased by 8.4 percent compared to the third quarter of 2003, to €1,758 million. For the first three quarters as a whole, personnel expenses were down by 6.3 percent year on year, to €5,466 million.

More than 1,000 young people entered vocational training programs at Bayer’s sites and those of its German subsidiaries on September 1. In 2004 we were able to offer employment to all 489 trainees who had successfully completed vocational training programs at Bayer.

Bayer Stockholders’ Newsletter 2004 (F) / 20

Interim Report for the Third Quarter

Litigation Risks

Increased risks in our HealthCare business continue to exist from litigation commenced in the United States following the voluntary withdrawal of the statin Lipobay/Baycol from the market and the voluntary cessation of the marketing of products containing PPA. Further risks arise from pending U.S. lawsuits involving Cipro® alleging violations of antitrust regulations.

Lipobay/Baycol: Over the course of the Lipobay/Baycol litigation Bayer has been named as a defendant in approximately 14,570 cases worldwide (more than 14,460 of them in the U.S.). As of November 19, 2004, the number of Lipobay/Baycol cases pending against Bayer worldwide was 7,169 (7,093 of them in the U.S., including several class actions). The decrease in the number of U.S. cases is attributable to various reasons, including voluntary dismissals by plaintiffs, dismissals based on settlements and court-ordered dismissals, such as for failure to satisfy procedural requirements. Several courts have entered orders requiring plaintiffs alleging injury from Baycol to furnish medical evidence of such injury according to a court-imposed schedule, and numerous cases have been dismissed for failure to provide such evidence. As a consequence of these court orders, Bayer believes that there is a potential for the dismissal of a significant number of additional cases.

As of November 19, 2004, Bayer had settled 2,895 Lipobay/Baycol cases worldwide without acknowledging any liability and resulting in settlement payments of approximately US$1.1 billion. On a voluntary basis and without acknowledging any legal liability, Bayer will continue its policy of trying to agree on fair compensation for people who experienced serious side effects from Lipobay/Baycol.

After more than three years of litigation we are currently aware of fewer than 100 pending cases in the United States that in our opinion hold a potential for settlement, although we cannot rule out the possibility that additional cases involving serious side effects from Lipobay/Baycol may come to our attention. In addition, there could be further settlements of cases outside of the United States.

In the 2003 fiscal year, Bayer took a €300 million charge to the operating result in connection with the Lipobay/Baycol litigation risk, over and beyond the assumed insurance coverage of approximately US$ 1.2 billion. A €31 million charge to the operating result was taken in the third quarter of 2004 in light of settlements already concluded or expected to be concluded and anticipated defense costs.

Bayer Stockholders’ Newsletter 2004 (F) / 21

Interim Report for the Third Quarter

PPA: Bayer is a defendant in numerous product liability lawsuits relating to phenyl-propanolamine (PPA), which was previously contained in a cough/cold product of the company supplied in effervescent-tablet form. The first PPA lawsuits were filed after the U.S. Food and Drug Administration recommended in the fall of 2000 that manufacturers voluntarily cease marketing products containing this active ingredient. Bayer subsequently reformulated these medications by replacing PPA with phenylephrine. Since that time, Bayer and other manufacturers of PPA-containing products, along with several retailers and distributors, have been named in thousands of lawsuits in the United States brought by plaintiffs alleging injuries related to the claimed ingestion of PPA. Following the dismissal or withdrawal of many of these lawsuits, fewer than 1,100 cases remain pending against Bayer. Bayer is the sole defendant in approximately 700 cases and co-defendant together with other former manufacturers of PPA-containing products in approximately 400 cases. The majority of these cases are still at an early stage. Further dismissals are therefore possible, particularly should plaintiffs fail to comply with court orders requiring the submission of causative evidence.

In the only PPA case against Bayer that has gone to trial so far, a Texas jury awarded a plaintiff damages amounting to US$ 400,000. Bayer will appeal this decision.

Although Bayer plans to vigorously defend the majority of its PPA cases, there are cases where Bayer may consider settlement to be appropriate. To date, the company has settled several cases without acknowledging liability.

Based on the relatively small number (less than 10 percent) of pending cases in which adequate factual records have been developed to permit a meaningful assessment, a provision has been established for those cases where Bayer is considering settlement. This provision, which goes beyond the existing insurance coverage, was recorded in the third quarter and amounts to €12 million for possible settlements and further expected defense costs. It remains impossible, however, to reasonably estimate potential liability with respect to the balance of the pending PPA cases, so no provision has been recorded for them.

Bayer intends to vigorously defend the Lipobay/Baycol and PPA litigation. However, depending on the progress of the litigation, it is possible that Bayer could face payments that exceed our insurance coverage and the accounting measures already taken. We will regularly review the possibility of further accounting measures depending on the progress of the litigation.

Bayer Stockholders’ Newsletter 2004 (F) / 22

Interim Report for the Third Quarter

Cipro®: 39 putative class action lawsuits, one individual lawsuit and one consumer protection group lawsuit against Bayer involving the drug Cipro® have been filed since July 2000 in the United States. The plaintiffs are suing Bayer and other companies also named as defendants, alleging that a settlement to end patent litigation reached in 1997 between Bayer and Barr Laboratories, Inc. violated antitrust regulations. The plaintiffs claim the alleged violation prevented the marketing of generic ciprofloxacin as of 1997. In particular, they are seeking triple damages under U.S. law. Bayer believes that it has valid defenses to these allegations and will vigorously defend the litigation. Bayer believes the plaintiffs will not be able to establish that the settlement with Barr was outside of the scope of Bayer’s valid Cipro® patent, which patent has been the subject of a successful re-examination by the U.S. Patent and Trademark Office and of successful defenses in U.S. Federal Courts.

Rubber and polyester polyols antitrust litigation: Risks also exist in connection with investigations by the E.U. Commission and the U.S. and Canadian antitrust authorities for alleged anticompetitive conduct involving certain products in the rubber field. In two cases Bayer AG has already reached agreements with the U.S. Department of Justice to pay fines, amounting to US$ 66 million for antitrust violations relating to rubber chemicals and approximately US$ 5 million for those relating to acrylonitrile-butadiene rubber. Both agreements are subject to court approval. The necessary provisions have been established. Provisions of €50 million were established in 2003 for risks arising out of the E.U. Commission’s investigation, although a reliable estimate cannot yet be made as to the actual amount of any fines.

Bayer Corporation has reached agreement with the U.S. Department of Justice to pay a fine of US$ 33 million for antitrust violations in the United States relating to adipic-based polyester polyols. This fine, for which a provision has been established, also requires court approval. A similar investigation is pending in Canada, but it is not currently possible to estimate the amount of any fine that may result.

Against the background of these antitrust proceedings, a number of civil claims for damages have been filed in the United States and Canada against Bayer AG and some of its subsidiaries. These lawsuits are still at an early stage, and it is currently impossible to estimate the financial risks they may entail. Therefore, no provisions have been established in this connection.

Bayer Stockholders’ Newsletter 2004 (F) / 23

Interim Report for the Third Quarter

Investor Information

	3rd Quarter		First Three Quarters		Year
Bayer Share Key Data	2003	2004	2003	2004	2003
Earnings per share (€), diluted/undiluted	(0.17)	0.05	0.81	0.77	(1.86)
High for the period (€)	21.28	23.68	22.42	25.39	23.58
Low for the period (€)	18.55	19.86	10.28	19.49	10.28
Trading volume (million shares per trading day)	4.5	3.6	5.7	4.2	5.4

				Change
				Sept. 30, 2004/
				Dec. 31, 2003	incl.
	Sept. 30, 2003	Sept. 30, 2004	Dec. 31, 2003%		dividends
Share price (€)	18.55	22.02	23.22	-5.2	-3.0
Market capitalization (€ million)	13,548	16,082	16,959	-5.2
Stockholders’ equity (€ million)	14,713	12,538	12,213	+2.7
Number of shares entitled to the dividend (million)	730.34	730.34	730.34	0.0
DAX	3,257	3,893	3,965	-1.8	-1.8

Base: Xetra price, Frankfurt Stock Exchange

Bayer stock closed the third quarter of 2004 at €22.02, thus slightly underperforming the German stock index DAX. While the DAX30 performance index declined by 1.8 percent between the beginning of January and the end of September, Bayer stock — including the €0.50 per share dividend for 2003 — lost 3.0 percent.

Comprehensive information about Bayer stock is available on our Investor Relations website at www.investor.bayer.com, where recent presentations and recordings of conference calls and analyst conferences are available for download to ensure timely communication with all investor groups. Investors may also take advantage of an interactive analysis tool.

Bayer Stockholders’ Newsletter 2004 (F) / 24

Interim Report for the Third Quarter

Bayer Group Consolidated Statements of Income

€ million

	3rd Quarter		First Three Quarters
	2003	2004	2003	2004
Net sales	6,834	7,065	21,446	22,010

of which discontinuing operations	1,565	1,642	4,818	5,022
Cost of goods sold	(4,191)	(4,194)	(12,305)	(12,664)

Gross profit	2,643	2,871	9,141	9,346

Selling expenses	(1,491)	(1,526)	(4,670)	(4,620)
Research and development expenses	(636)	(501)	(1,758)	(1,513)
General administration expenses	(423)	(415)	(1,184)	(1,228)
Other operating income	225	240	942	631
Other operating expenses	(276)	(425)	(858)	(1,028)

Operating result (EBIT)	42	244	1,613	1,588

of which discontinuing operations	(51)	(3)	(104)	114
Expense from investments in affiliated companies — net	(24)	(7)	(7)	(123)
Interest expense — net	(93)	(80)	(313)	(204)
Other non-operating expense — net	(115)	(103)	(302)	(298)

Non-operating result	(232)	(190)	(622)	(625)

Income (loss) before income taxes	(190)	54	991	963

Income taxes	74	(32)	(385)	(404)
Income (loss) after taxes	(116)	22	606	559

Minority stockholders’ interest	(7)	12	(15)	3
Net income (loss)	(123)	34	591	562

Earnings per share (€)	(0.17)	0.05	0.81	0.77

Diluted earnings per share (€)	(0.17)	0.05	0.81	0.77

2003 figures restated

Bayer Stockholders’ Newsletter 2004 (F) / 25

Interim Report for the Third Quarter

Bayer Group Consolidated Balance Sheets

€ million

	Sept. 30, 2003	Sept. 30, 2004	Dec. 31, 2003
Assets
Noncurrent assets
Intangible asssets	8,010	6,140	6,514
Property, plant and equipment	11,387	9,445	9,937
Investments	2,269	1,608	1,781

	21,666	17,193	18,232

Current assets
Inventories	6,375	6,361	5,885
Receivables and other assets Trade accounts receivable	5,302	5,790	5,071
Other receivables and other assets	3,151	3,259	3,854

	8,453	9,049	8,925

Liquid assets Marketable securities and other instruments	32	210	129
Cash and cash equivalents	2,171	2,610	2,734

	2,203	2,820	2,863

	17,031	18,230	17,673

Deferred taxes	618	1,359	1,298

Deferred charges	430	305	242

Total assets	39,745	37,087	37,445

of which discontinuing operations	6,332	5,365	5,655

Stockholders’ Equity and Liabilities
Stockholders’ equity
Capital stock of Bayer AG	1,870	1,870	1,870
Capital reserves of Bayer AG	2,942	2,942	2,942
Retained earnings	10,479	8,753	10,479
Net income	591	562	(1,361)
Currency translation adjustment	(1,268)	(1,605)	(1,699)
Miscellaneous items	99	16	(18)

	14,713	12,538	12,213

Minority stockholders’ interest	137	108	123

Liabilities
Long-term liabilities
Long-term financial obligations	6,960	6,700	7,113
Miscellaneous long-term liabilities	80	103	98
Provisions for pensions and other post-employment benefits	5,112	5,048	5,072
Other long-term provisions	1,277	1,454	1,343

	13,429	13,305	13,626

Short-term liabilities
Short-term financial obligations	2,656	2,293	2,313
Trade accounts payable	1,749	1,927	2,265
Miscellaneous short-term liabilities	2,100	1,719	2,361
Short-term provisions	2,527	3,148	2,448

	9,032	9,087	9,387

	22,461	22,392	23,013

of which discontinuing operations	3,008	3,273	2,933

Deferred taxes	1,867	1,411	1,462

Deferred income	567	638	634

Total stockholders’ equity and liabilities	39,745	37,087	37,445

2003 figures restated

Bayer Stockholders’ Newsletter 2004 (F) / 26

Interim Report for the Third Quarter

Bayer Group Consolidated Statements of Cash Flows

€ million

	3rd Quarter		First Three Quarters
	2003	2004	2003	2004
Operating result (EBIT)	42	244	1,613	1,588
Income taxes	(187)	(97)	(606)	(483)
Depreciation and amortization	732	565	2,085	1,735
Change in pension provisions	(12)	(7)	(71)	(297)
Gains on retirements of noncurrent assets	(2)	(5)	(118)	(28)

Gross cash flow*	573	700	2,903	2,515

of which discontinuing operations	53	84	203	341
Decrease (increase) in inventories	31	(267)	(394)	(499)
Decrease (increase) in trade accounts receivable	558	113	45	(683)
Increase (decrease) in trade accounts payable	(193)	(129)	(703)	(372)
Changes in other working capital	219	237	459	540

Net cash provided by (used in) operating activities (Net cash flow*)	1,188	654	2,310	1,501

of which discontinuing operations	126	134	(39)	125
Cash outflows for additions to property, plant and equipment	(384)	(289)	(1,184)	(711)
Cash inflows from sales of property, plant and equipment	164	39	1,668	172
Cash inflows from sales of investments	(3)	2	(52)	374
Cash outflows for acquisitions less acquired cash	(66)	(8)	(66)	(150)
Interest and dividends received	18	9	311	366
Net cash inflow (outflow) from marketable securities	(1)	4	0	(79)

Net cash provided by (used in) investing activities	(272)	(243)	677	(28)

of which discontinuing operations	(63)	(68)	(135)	(131)
Capital contributions	0	9	0	9
Bayer AG dividend and dividend payments to minority stockholders	6	0	(658)	(548)
Issuances of debt	80	20	1,601	405
Retirements of debt	(465)	(337)	(1,865)	(834)
Interest paid	(86)	(157)	(636)	(632)

Net cash provided by (used in) financing activities	(465)	(465)	(1,558)	(1,600)

of which discontinuing operations	411	78	174	6
Change in cash and cash equivalents due to business activities	451	(54)	1,429	(127)

Cash and cash equivalents at beginning of period	1,728	2,666	767	2,734

Change in cash and cash equivalents due to changes in scope of consolidation	0	4	2	4
Change in cash and cash equivalents due to exchange rate movements	(8)	(6)	(27)	(1)

Cash and cash equivalents at end of period	2,171	2,610	2,171	2,610

Marketable securities and other instruments	32	210	32	210

Liquid assets as per balance sheets	2,203	2,820	2,203	2,820

* for definition see Bayer Group Key Data on page 1 2003 figures restated

Bayer Stockholders’ Newsletter 2004 (F) / 27

Interim Report for the Third Quarter

Bayer Group Consolidated Statements of Changes in Stockholders’ Equity (Summary)

€ million

			Net	Currency	Miscel-
	Capital stock	Retained	income	translation	laneous
	and reserves	earnings	(loss)	adjustment	items	Total
December 31, 2002	4,812	10,076	1,060	(593)	(20)	15,335

Dividend payment			(657)			(657)
Allocation to retained earnings		403	(403)			0
Exchange differences				(675)		(675)
Other changes in stockholders’ equity					119	119
Net income			591			591

September 30, 2003	4,812	10,479	591	(1,268)	99	14,713

December 31, 2003	4,812	10,479	(1,361)	(1,699)	(18)	12,213

Dividend payment			(365)			(365)
Allocation from retained earnings		(1,726)	1,726			0
Exchange differences				94		94
Other changes in stockholders’ equity					34	34
Net income			562			562

September 30, 2004	4,812	8,753	562	(1,605)	16	12,538

Bayer Stockholders’ Newsletter 2004 (F) / 28

Interim Report for the Third Quarter

Key Data by Segment

3rd Quarter

	Bayer HealthCare
	Pharmaceuticals/		of which discontinuing		Consumer Care/
	Biological Products		operations Plasma		Diagnostics		Animal Health
Segments	3rd Quarter		3rd Quarter		3rd Quarter		3rd Quarter
€ million	2003	2004	2003	2004	2003	2004	2003	2004
Net sales (external)	1,210	1,025	159	171	845	850	204	195
— Change in €	+8.4%	-15.3%			-10.1%	+0.6%	-8.5%	-4.4%
— Change in local currencies	+16.5%	-12.0%			-2.1%	+5.9%	-0.9%	+0.1%
Intersegment sales	25	9			8	1	1	1
Operating result (EBIT)	44	86	(16)	1	136	122	44	58
Return on sales	3.6%	8.4%			16.1%	14.4%	21.6%	29.7%
Gross cash flow*	101	102	(14)	22	183	132	47	30
Net cash flow*	85	95	(5)	(3)	93	105	60	39
Depreciation and amortization	68	60	7	20	69	61	7	5

3rd Quarter

	Bayer CropScience		Bayer MaterialScience				Lanxess
							Lanxess discontinuing
	CropScience		Materials		Systems		operations		Reconciliation		Bayer Group
Segments	3rd Quarter		3rd Quarter		3rd Quarter		3rd Quarter		3rd Quarter		3rd Quarter
€ million	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004
Net sales (external)	1,125	1,124	704	839	1,183	1,389	1,406	1,471	157	172	6,834	7,065
— Change in €	-14.3%	-0.1%	-4.1%	+19.2%	+0.7%	+17.4%	-8.5%	+4.6%			-8.4%	+3.4%
— Change in local currencies	-8.3%	+3.9%	+1.9%	+24.0%	+6.9%	+21.5%	-5.1%	+7.5%			-2.2%	+7.2%
Intersegment sales	10	13	13	4	59	67	107	69	(223)	(164)
Operating result (EBIT)	(130)	(96)	6	76	39	43	(35)	(4)	(62)	(41)	42	244
Return on sales	(11.6)%	(8.5)%	0.9%	9.1%	3.3%	3.1%	(2.5)%	(0.3)%			0.6%	3.5%
Gross cash flow*	(68)	143	66	89	150	74	67	62	27	68	573	700
Net cash flow*	460	239	114	25	280	(26)	131	137	(35)	40	1,188	654
Depreciation and amortization	185	177	70	55	129	88	113	64	91	55	732	565

* for definition see Bayer Group Key Data on page 1 2003 figures restated

Bayer Stockholders’ Newsletter 2004 (F) / 29

Interim Report for the Third Quarter

Key Data by Segment

First Three Quarters

	Bayer HealthCare
			of which
	Pharmaceuticals/		discontinuing		Consumer Care/
	Biological Products		operations Plasma		Diagnostics		Animal Health
	First Three		First Three		First Three		First Three
Segments	Quarters		Quarters		Quarters		Quarters
€ million	2003	2004	2003	2004	2003	2004	2003	2004
Net sales (external)	3,531	3,241	452	481	2,443	2,463	597	598
— Change in €	-0.3%	-8.2%			-14.6%	+0.8%	-6.4%	+0.2%
— Change in local currencies	+10.9%	-3.9%			-2.6%	+6.5%	+5.7%	+5.1%
Intersegment sales	47	30			11	5	2	3
Operating result (EBIT)	397	315	(39)	23	572	310	129	135
Return on sales	11.2%	9.7%			23.4%	12.6%	21.6%	22.6%
Gross cash flow*	465	299	(19)	55	641	345	137	89
Net cash flow*	40	179	(47)	(28)	541	339	102	84
Depreciation and amortization	179	156	21	32	192	180	22	17

First Three Quarters

	Bayer CropScience		Bayer MaterialScience				Lanxess
							Lanxess
							discontinuing
	CropScience		Materials		Systems		operations		Reconciliation		Bayer Group
	First Three		First Three		First Three		First Three		First Three		First Three
Segments	Quarters		Quarters		Quarters		Quarters		Quarters		Quarters
€ million	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004
Net sales (external)	4,353	4,498	2,093	2,339	3,515	3,857	4,366	4,541	548	473	21,446	22,010
— Change in €	+33.4%	+3.3%	-3.4%	+11.8%	-2.1%	+9.7%	-8.3%	+4.0%			-3.4%	+2.6%
— Change in local currencies	+44.0%	+7.4%	+5.6%	+16.6%	+7.4%	+14.2%	-2.2%	+7.0%			+5.7%	+6.8%
Intersegment sales	42	44	34	29	159	232	245	227	(540)	(570)
Operating result (EBIT)	354	442	74	186	162	283	(65)	91	(10)	(174)	1,613	1,588
Return on sales	8.1%	9.8%	3.5%	8.0%	4.6%	7.3%	(1.5)%	2.0%			7.5%	7.2%
Gross cash flow*	602	682	244	268	494	390	222	286	98	156	2,903	2,515
Net cash flow*	1,003	585	207	100	524	92	8	153	(115)	(31)	2,310	1,501
Depreciation and amortization	578	536	192	177	371	263	329	240	222	166	2,085	1,735

* for definition see Bayer Group Key Data on page 1 2003 figures restated

Bayer Stockholders’ Newsletter 2004 (F) / 30

Interim Report for the Third Quarter

Key Data by Region

3rd Quarter

							Latin America/
	Europe		North America		Asia/Pacific		Africa/Middle East		Reconciliation		Bayer Group
Regions	3rd Quarter		3rd Quarter		3rd Quarter		3rd Quarter		3rd Quarter		3rd Quarter
€ million	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004
Net sales (external) — by market	2,733	2,962	2,153	1,912	1,119	1,259	829	932			6,834	7,065
Net sales (external) — by point of origin	3,065	3,328	2,174	1,962	985	1,090	610	685			6,834	7,065
of which discontinuing operations	855	884	511	540	138	150	61	68			1,565	1,642
— Change in €	-10.5%	+8.6%	-1.7%	-9.8%	-5.6%	+10.7%	-21.9%	+12.3%			-8.4%	+3.4%
— Change in local currencies	-10.0%	+8.3%	+8.9%	-2.6%	+4.5%	+16.6%	-14.1%	+21.4%			-2.2%	+7.2%
Interregional sales	901	925	468	468	61	58	43	45	(1,473)	(1,496)
Operating result (EBIT)	(148)	194	108	(80)	43	111	86	75	(47)	(56)	42	244
of which discontinuing operations	(3)	35	(57)	(10)	6	7	3	(35)			(51)	(3)
Return on sales	(4.8)%	5.8%	5.0%	(4.1)%	4.4%	10.2%	14.1%	10.9%			0.6%	3.5%
Gross cash flow*	99	462	363	119	72	104	74	51	(35)	(36)	573	700

First Three Quarters

							Latin America/
	Europe		North America		Asia/Pacific		Africa/Middle East		Reconciliation		Bayer Group
	First Three		First Three		First Three		First Three		First Three		First Three
Regions	Quarters		Quarters		Quarters		Quarters		Quarters		Quarters
€ million	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004
Net sales (external) — by market	9,183	9,531	6,569	6,300	3,406	3,621	2,288	2,558			21,446	22,010
Net sales (external) — by point of origin	10,219	10,635	6,673	6,428	2,918	3,110	1,636	1,837			21,446	22,010
of which discontinuing operations	2,805	2,920	1,399	1,470	422	433	192	199			4,818	5,022
— Change in €	-1.6%	+4.1%	-3.3%	-3.7%	-4.3%	+6.6%	-12.1%	+12.3%			-3.4%	+2.6%
— Change in local currencies	-1.0%	+4.1%	+12.5%	+5.3%	+8.4%	+12.0%	+11.4%	+20.3%			+5.7%	+6.8%
Interregional sales	2,971	2,978	1,450	1,436	192	169	125	119	(4,738)	(4,702)
Operating result (EBIT)	850	988	355	214	242	321	319	235	(153)	(170)	1,613	1,588
of which discontinuing operations	1	113	(142)	(11)	24	43	13	(31)			(104)	114
Return on sales	8.3%	9.3%	5.3%	3.3%	8.3%	10.3%	19.5%	12.8%			7.5%	7.2%
Gross cash flow*	1,455	1,535	1,012	539	276	313	276	196	(116)	(68)	2,903	2,515

* for definition see Bayer Group Key Data on page 1 2003 figures restated

Bayer Stockholders’ Newsletter 2004 (F) / 31

Interim Report for the Third Quarter

Notes to the Interim Report for the Third Quarter of 2004

Accounting policies
Like the financial statements for 2003, the unaudited, consolidated financial statements for the third quarter of 2004 have been prepared according to the rules issued by the International Accounting Standards Board (IASB), London. Reference should be made as appropriate to the notes to the 2003 statements. IAS 34 (Interim Financial Reporting) has been applied in addition.

On March 31, 2004, the IASB adopted the new standard IFRS 3 (Business Combinations) along with amended versions of IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets). We opted not to apply these standards to corporate acquisitions completed prior to this date.

To enhance the transparency of our reporting, we have reclassified certain income and expense items related to funded pension obligations as of January 1, 2004. Through December 31, 2003, the balance of all income and expenses related to funded defined benefit plans was recognized in the operating result. Only the interest cost for unfunded pension obligations was included in the non-operating result under other non-operating expense. Effective January 1, 2004, all interest cost — including that pertaining to funded pension obligations — is reflected in the non-operating result. The same applies to the return on plan assets. This reporting change has the effect of increasing the operating result for fiscal 2003 by €84 million and reducing the non-operating result by the same amount. This effect is fairly evenly spread over the four quarters and impacts all segments.

Bayer Stockholders’ Newsletter 2004 (F) / 32

Interim Report for the Third Quarter

Also effective January 1, 2004 and likewise for reasons of transparency, we have altered our gross cash flow computation, which continues to reflect changes in pension provisions but no longer takes into account the changes in any other long-term provisions. The latter are now reflected only in the reconciliation of gross cash flow to net cash flow. This reduces the gross cash flow for the full year 2003 by €379 million to €2,865 million. The net cash flow remains unaffected, because working capital increases correspondingly. Direct comparison between changes in pension provisions and the corresponding balance sheet items is facilitated as a result.

Scope of consolidation
On September 30, 2004, the Bayer Group had a total of 349 fully or proportionately consolidated companies, compared with 334 companies on December 31, 2003. The increase is primarily due to preparatory measures linked to the planned spin-off of the Lanxess subgroup.

Segment reporting
With effect from January 1, 2004, we adjusted our segment reporting to reflect the realignment of the Bayer Group. Our Bayer MaterialScience subgroup is divided into the Materials and Systems segments. In light of our plans to list Lanxess on the stock market by the beginning of 2005 at the latest, this segment is reported under discontinuing operations.

Leverkusen, November 22, 2004

Bayer Aktiengesellschaft

The Board of Management

Forward-Looking Statements
This Stockholders’ Newsletter contains forward-looking statements. These statements use words like “believes”, “assumes”, “expects” or similar formulations. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of our company and those either expressed or implied by these statements.

These factors include, among other things:

•	Downturns in the business cycle of the industries in which we compete;

•	new regulations, or changes to existing regulations, that increase our operating costs or otherwise reduce our profitability;

•	increases in the price of our raw materials, especially if we are unable to pass these costs along to customers;

•	loss or reduction of patent protection for our products;

•	liabilities, especially those incurred as a result of environmental laws or product liability litigation;

•	fluctuation in international currency exchange rates as well as changes in the general economic climate; and

•	other factors identified in this Stockholders’ Newsletter.

These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). In view of these uncertainties, we caution readers not to place undue reliance on these forward-looking statements.

We assume no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Bayer Stockholders’ Newsletter 2004 (F) / 33

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft (Registrant)
By:	/s/ ppa. Alexander Rosar
	Name:	Alexander Rosar
	Title:	Head of Investor Relations

By:	/s/ Armin Buchmeier
	Name:	Armin Buchmeier
	Title:	Senior Counsel

Date: November 26, 2004